EXHIBIT 99.1

Management’s Discussion and Analysis

This management’s discussion and analysis is designed to provide you with a narrative explanation through the eyes of our management of our financial condition and results of operations. We recommend that you read this in conjunction with our consolidated interim financial statements for the three and six months ended June 30, 2016, our 2015 annual consolidated financial statements and our 2015 annual management’s discussion and analysis. This management’s discussion and analysis contains forward-looking statements, which are subject to risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements. Forward-looking statements include, but are not limited to, our 2016 outlook and our expectations related to general economic conditions and market trends and their anticipated effects on our business segments. For additional information related to forward-looking statements and material risks associated with them, please see the “Cautionary Note Concerning Factors That May Affect Future Results” section of this management’s discussion and analysis. This management’s discussion and analysis is dated as of July 27, 2016.

We have organized our management’s discussion and analysis in the following key sections:

•	Executive Summary – a brief overview of our business and key financial highlights	2

•	Results of Operations – a comparison of our current and prior-year period results	5

•	Liquidity and Capital Resources – a discussion of our cash flow and debt	15

•	Outlook – our current financial outlook for 2016	20

•	Related Party Transactions – a discussion of transactions with our principal and controlling shareholder, The Woodbridge Company Limited (Woodbridge), and others	22

•	Subsequent Events – a discussion of material events occurring after June 30, 2016 and through the date of this management’s discussion and analysis	22

•	Changes in Accounting Policies – a discussion of changes in our accounting policies and recent accounting pronouncements	22

•	Critical Accounting Estimates and Judgments – a discussion of critical estimates and judgments made by our management in applying accounting policies	22

•	Additional Information – other required disclosures	22

•	Appendix – supplemental information and discussion	24

To help you understand this management’s discussion and analysis:

➢	We prepare our consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). This management’s discussion and analysis also includes certain non-IFRS financial measures which we use as supplemental indicators of our operating performance and financial position as well as for internal planning purposes. These non-IFRS measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS. Non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in Appendix A.

➢	Our consolidated financial statements are reflected in U.S. dollars. References in this discussion to “$” and “US$” are to U.S. dollars. References to “bp” means “basis points” and “n/a” and “n/m” refer to “not applicable” and “not meaningful”, respectively. One basis point is equal to 1/100th of 1%, so “100 bp” is equivalent to 1%. Unless otherwise indicated or the context otherwise requires, references in this discussion to “we,” “our,” “us” and “Thomson Reuters” are to Thomson Reuters Corporation and our subsidiaries.

➢	We refer to our performance before the impact of foreign currency (or at “constant currency”), which means that we apply the same foreign currency exchange rates for the current and equivalent prior period. We believe this provides the best basis to measure the performance of our business as it removes distortion from the effects of foreign currency movements during the period.

➢	When we refer to “net sales” of a business, we are referring to its new sales less cancellations.

EXECUTIVE SUMMARY

Our company

We are a leading source of news and information for professional markets. Our customers rely on us to deliver the intelligence, technology and expertise they need to find trusted answers. We have operated in more than 100 countries for more than 100 years.

Exponential growth in the volume of data, the impact of technology and an increasingly complex legal and regulatory environment create challenges for our customers as well as opportunities for our businesses. We believe that the credibility of our news organization, our in-depth understanding of our customers’ needs, our proprietary content and flexible technology platforms all enable our customers to operate more efficiently, reduce costs and help them manage growing compliance requirements.

We derive the majority of our revenues from selling solutions to our customers, primarily electronically and on a subscription basis. We believe our ability to embed our solutions into customers’ workflows is a significant competitive advantage as it leads to strong customer retention. Over the years, this has proven to be capital efficient and cash flow generative, and it has enabled us to maintain leading and scalable positions in our chosen market segments.

We are organized in three business units supported by a corporate center:

Financial & Risk, a provider of critical news, information and analytics, enabling transactions and connecting communities of trading, investment, financial and corporate professionals. Financial & Risk also provides regulatory and operational risk management solutions.

Legal, a provider of critical online and print information, decision tools, software and services that support legal, investigation, business and government professionals around the world.

Tax & Accounting, a provider of integrated tax compliance and accounting information, software and services for professionals in accounting firms, corporations, law firms and government.

We also operate:

•	A Global Growth Organization (GGO), which works across our business units to combine our global capabilities and to expand our local presence and development in countries and regions where we believe the greatest growth opportunities exist. GGO supports our businesses in Latin America, China, India, the Middle East, Africa, the Association of Southeast Asian Nations, North Asia, Russia and countries comprising the Commonwealth of Independent States and Turkey. We include the results of GGO within our business units.
•	Reuters, which is a leading provider of real-time, high-impact, multimedia news and information services to newspapers, television and cable networks, radio stations and websites around the globe.

Discontinued operations:

In July 2016, we entered into a definitive agreement to sell our Intellectual Property & Science business for $3.55 billion. The sale is expected to close before the end of the year following regulatory approvals and satisfaction of other customary closing conditions. Intellectual Property & Science is a provider of comprehensive intellectual property and scientific information, decision support tools and services that enable the lifecycle of innovation for governments, academia, publishers, corporations and law firms to discover, protect and commercialize new ideas and brands.

Intellectual Property & Science is classified as a discontinued operation for 2016 reporting purposes. To facilitate a comparison with our 2016 results, prior-year period amounts in this management’s discussion and analysis have been restated to conform to the current period’s presentation. See the “Results of Discontinued Operations” and “Subsequent Events” sections of this management’s discussion and analysis for additional information.

Key Financial Highlights

Second quarter results from continuing operations:

Our second quarter results were slightly below the expectations we had at the beginning of the year, reflecting the challenges our customers are experiencing related to global economic uncertainty, particularly around the U.K.’s referendum to leave the European Union (Brexit). However, in July 2016, we reaffirmed our 2016 full-year business outlook, which reflected the resiliency of our core business and our confidence that our company is well positioned to take advantage of the global trends disrupting the industries we serve. Additionally, in the second quarter, several unrelated factors negatively impacted our performance, which included the following:

•	In our Financial & Risk segment, expected declines in revenues due to lower recoveries and the impact of commercial pricing adjustments related to the migration of certain customers to new platforms were compounded by the macro-economic challenges affecting large European banks and several emerging markets;
•	Our Legal segment performance reflected a slowdown in its transaction business; and
•	Challenges within the Government business impacted the revenue growth and profitability of the Tax & Accounting segment.

IFRS Financial Measures (millions of U.S. dollars, except per share amounts)	2016	2015	TOTAL CHANGE
Revenues	2,769	2,802	(1%)
Operating profit	401	345	16%
Diluted earnings per share (diluted EPS)	$0.39	$0.26	50%

Revenues: The decrease was due to the impact of foreign currency and lower revenues from recoveries.

Operating profit: The increase primarily reflected favorable fair value adjustments associated with foreign currency derivatives embedded within certain customer contracts.

Diluted EPS: The increase was driven by favorable fair value adjustments and the benefit of lower common shares outstanding.

			CHANGE
Non-IFRS Financial Measures(1) (millions of U.S. dollars, except per share amounts and margins)	2016	2015	TOTAL	CONSTANT CURRENCY
Revenues	2,769	2,802	(1%)	-
Adjusted EBITDA	757	771	(2%)	(2%)
Adjusted EBITDA margin	27.3%	27.5%	(20)bp	(60)bp
Underlying operating profit	505	510	(1%)	(2%)
Underlying operating profit margin	18.2%	18.2%	-	(30)bp
Adjusted earnings per share (adjusted EPS)	$0.50	$0.45	11%	9%

(1)	Refer to Appendix A for additional information on non-IFRS financial measures.

In constant currency, our revenues were essentially unchanged, as combined growth of 1% from our Legal and Tax & Accounting businesses was offset by a 1% decline in Financial & Risk due to an expected decline in recoveries revenues. Excluding the decline in recoveries revenues, consolidated revenues grew 1% in constant currency over the prior-year period.

Results by line of business were as follows:	SECOND QUARTER 2016 REVENUES

•     Financial & Risk revenues declined 1%, driven by an expected decline in recoveries revenues and the impact of ongoing commercial pricing adjustments related to the migration of remaining foreign exchange and buy-side customers onto new products on Financial & Risk’s unified platform. Excluding these declines, Financial & Risk’s revenues grew approximately 2%. Performance was also impacted by macro-economic challenges in the financial markets.

•    Legal revenues increased 1%, slightly lower than expected, as growth in the Legal Solution subscriptions and U.S. online legal information businesses were partly offset by declines in transaction and U.S. print revenues.

•     Tax & Accounting revenues grew only 1% due to a decline in transaction revenues and challenges in its Government business, despite overall growth in recurring revenues of 7%.

In constant currency, adjusted EBITDA, underlying operating profit and the related margins decreased reflecting higher operating expenses, which fully impacted profitability as revenues were essentially unchanged in the quarter. In spite of the revenue challenges, we continued to invest in growth businesses and initiatives to transform our company into a more integrated enterprise. Adjusted EPS increased due to lower income tax expense and the benefit of lower outstanding common shares due to share repurchases. Additionally, we returned over $0.5 billion to shareholders through dividends and share repurchases.

In 2016, we remain focused on executing on the following key priorities to accelerate growth and profitability:

Accelerating Revenue Growth. We are using cost savings generated by our efficiency initiatives to fund and accelerate investments in high growth market segments, including Legal Software and Solutions, Global Trade Management, Global Tax and Risk Solutions. Additionally, we are deploying a common go-to-market strategy across our company to further improve customer retention and drive new sales.

Improving profitability. We continue to transform our company from a portfolio of individual businesses into a more integrated enterprise through investments which drive scale, including further consolidation of platforms. We believe these efforts will grow revenues, expand margins and increase adjusted EPS.

Consistent Capital Strategy. We continue to focus on growing revenues and free cash flow(1). This will allow us to execute our consistent capital strategy, which balances reinvestment in our core businesses with return of capital to our shareholders through dividends and share repurchases. Additionally, we plan to use approximately $1.0 billion of the net proceeds from the sale of Intellectual Property & Science to buy back common shares and the balance to pay down debt (primarily commercial paper) and reinvest in the core business.

(1)	Refer to Appendix A for additional information on non-IFRS financial measures.

2016 Outlook:

We recently reaffirmed our 2016 full-year business outlook that we originally communicated in February 2016. For 2016, we continue to expect low single digit revenue growth (between 2% and 3% growth excluding Financial & Risk’s recoveries revenues), adjusted EBITDA margin between 27.3% and 28.3%, underlying operating profit margin between 18.4% and 19.4%, and free cash flow between $1.7 billion and $1.9 billion.

Our 2016 outlook:

•	Assumes constant currency rates relative to 2015;
•	Excludes the Intellectual Property & Science business, which has been classified as a discontinued operation, except for free cash flow; and
•	Does not factor in the impact of any other acquisitions or divestitures that may occur during the year.

Additional information is provided in the “Outlook” section of this management’s discussion and analysis. The information in this section is forward-looking and should also be read in conjunction with the section of this management’s discussion and analysis entitled “Cautionary Note Concerning Factors That May Affect Future Results”.

Seasonality

Our revenues and operating profit on a consolidated basis do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over a contract term and our costs are generally incurred evenly throughout the year. However, our non-recurring revenues can cause changes in our performance from quarter to consecutive quarter. Additionally, the release of certain print-based offerings can be seasonal as can certain product releases for the regulatory markets, which tend to be concentrated at the end of the year. Our quarterly performance may also be impacted by volatile foreign currency exchange rates. As a consequence, the results of certain of our segments can be impacted by seasonality to a greater extent than our consolidated revenues and operating profit.

Use of non-IFRS financial measures

In addition to our results reported in accordance with IFRS, we use certain non-IFRS financial measures as supplemental indicators of our operating performance and financial position, as well as for internal planning purposes and our 2016 Outlook. We report non-IFRS financial measures as we believe their use provides more insight into and understanding of our performance. These non-IFRS financial measures include:

•	Underlying operating profit and the related margin;
•	Adjusted EBITDA and the related margin;
•	Adjusted EBITDA less capital expenditures and the related margin;
•	Adjusted earnings and adjusted EPS;
•	Net debt; and
•	Free cash flow.

Changes before the impact of foreign currency or at “constant currency”: In order to provide better comparability of our business trends from period to period, we also report changes in our revenues, underlying operating profit, operating expenses, adjusted EBITDA, margins and adjusted EPS excluding the effects of foreign currency movements.

See Appendix A of this management’s discussion and analysis for a description of our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance, including our ability to generate cash flow. Refer to the sections of this management’s discussion and analysis entitled “Results of Operations-Continuing Operations”, “Liquidity and Capital Resources” and Appendix B for reconciliations of these non-IFRS financial measures to the most directly comparable IFRS financial measures. We are unable to provide reconciliations for non-IFRS measures presented in our 2016 outlook. Refer to the “Outlook” section of this management’s discussion and analysis for further explanation. In addition, when we report our results for the third quarter of 2016, we plan to redefine adjusted earnings and adjusted EPS in relation to certain tax computations to better align these definitions with current market practices and to reflect guidance recently issued by the U.S. Securities and Exchange Commission. These changes have no impact on revenues, adjusted EBITDA, underlying operating profit or free cash flow. See Appendix C of this management’s discussion and analysis for further information.

RESULTS OF OPERATIONS – CONTINUING OPERATIONS

Basis of presentation

In this section of our management’s discussion and analysis, we discuss our results from continuing operations on both an IFRS and non-IFRS basis. Both bases exclude the results of our Intellectual Property & Science business, which is reported as a discontinued operation, and include the results of acquired businesses from the date of purchase. We discuss the results of our Intellectual Property & Science business within the “Results of Discontinued Operations” section of this management’s discussion and analysis.

Consolidated results

	THREE MONTHS ENDED JUNE 30,				SIX MONTHS ENDED JUNE 30,
			CHANGE				CHANGE
(millions of U.S. dollars, except per share amounts and margins)	2016	2015	TOTAL	CONSTANT CURRENCY	2016	2015	TOTAL	CONSTANT CURRENCY
IFRS Financial Measures
Revenues	2,769	2,802	(1%)		5,562	5,623	(1%)
Operating profit	401	345	16%		711	707	1%
Diluted earnings per share from continuing operations	$0.39	$0.26	50%		$0.65	$0.59	10%
Non-IFRS Financial Measures
Revenues	2,769	2,802	(1%)	-	5,562	5,623	(1%)	1%
Adjusted EBITDA	757	771	(2%)	(2%)	1,505	1,505	-	-
Adjusted EBITDA margin	27.3%	27.5%	(20)bp	(60)bp	27.1%	26.8%	30bp	(20)bp
Adjusted EBITDA less capital expenditures	545	561	(3%)		1,060	1,005	5%
Adjusted EBITDA less capital expenditures margin	19.7%	20.0%	(30)bp		19.1%	17.9%	120bp
Underlying operating profit	505	510	(1%)	(2%)	1,003	971	3%	2%
Underlying operating profit margin	18.2%	18.2%	-	(30)bp	18.0%	17.3%	70bp	30bp
Adjusted EPS	$0.50	$0.45	11%	9%	$0.98	$0.84	17%	14%

Foreign currency effects

With respect to the significant foreign currencies that we transact in, the U.S. dollar strengthened against the British pound sterling and the Canadian dollar, but weakened against the Japanese yen in the second quarter and six-month period of 2016 compared to the same periods in 2015. While the U.S. dollar weakened against the Euro in the second quarter of 2016, the relationship was essentially unchanged in the six-month period, compared to the same period in 2015. Given our currency mix of revenues and expenses around the world, these fluctuations had a negative impact on our revenues, but had a positive impact on our adjusted EBITDA and underlying operating profit margins in both periods.

Revenues

The decrease in revenues in both periods was due to the impact of foreign currency. In the second quarter, revenues were essentially unchanged on a constant currency basis as combined growth of 1% from our Legal and Tax & Accounting segments was offset by a 1% decline in our Financial & Risk segment, due to an expected decline in recoveries revenues. Excluding the decline in recoveries revenues, consolidated revenues grew 1% in constant currency over the prior-year period. In the six-month period, revenues increased 1% on a constant currency basis as combined growth of 2% from our Legal and Tax & Accounting segments was partially offset by a 1% decline in our Financial & Risk segment. Excluding the decline in recoveries revenues, consolidated revenues grew 2% in constant currency over the prior-year period.

Revenues from GGO, which comprised approximately 9% of our revenues in both the second quarter and six-month period, increased 2% in each period on a constant currency basis. Excluding the revenue declines due to lower recoveries revenues and the ongoing commercial pricing adjustments within our Financial & Risk segment, GGO revenues increased 5% in the second quarter and 6% in the six-month period on a constant currency basis.

Operating profit, underlying operating profit, adjusted EBITDA and adjusted EBITDA less capital expenditures

	THREE MONTHS ENDED JUNE 30,				SIX MONTHS ENDED JUNE 30,
			CHANGE				CHANGE
(millions of U.S. dollars, except margins)	2016	2015	TOTAL	CONSTANT CURRENCY	2016	2015	TOTAL	CONSTANT CURRENCY
Operating profit	401	345	16%		711	707	1%
Adjustments to remove:
Amortization of other identifiable intangible assets	132	140			260	280
Fair value adjustments	(21)	60			43	7
Other operating gains, net	(7)	(35)			(11)	(23)
Underlying operating profit	505	510	(1%)	(2%)	1,003	971	3%	2%
Remove: depreciation and amortization of computer software	252	261			502	534
Adjusted EBITDA(1)	757	771	(2%)	(2%)	1,505	1,505	-	-
Deduct: capital expenditures, less proceeds from disposals	212	210			445	500
Adjusted EBITDA less capital expenditures(1)	545	561	(3%)		1,060	1,005	5%
Underlying operating profit margin	18.2%	18.2%	-	(30)bp	18.0%	17.3%	70bp	30bp
Adjusted EBITDA margin	27.3%	27.5%	(20)bp	(60)bp	27.1%	26.8%	30bp	(20)bp
Adjusted EBITDA less capital expenditures margin	19.7%	20.0%	(30)bp		19.1%	17.9%	120bp

(1)	See Appendix B for a reconciliation of earnings from continuing operations to adjusted EBITDA and adjusted EBITDA less capital expenditures.

Operating profit increased in the second quarter primarily due to favorable fair value adjustments associated with embedded derivatives within certain customer contracts, which resulted from fluctuations in foreign exchange rates. Comparability was also impacted by a gain on the sale of the Fiduciary Services and Competitive Intelligence unit of Financial & Risk’s Lipper business (Lipper Services) in the prior-year period. Operating profit increased slightly in the six-month period as lower depreciation and amortization of software and other identifiable intangible assets more than offset unfavorable fair value adjustments and the prior-year period gain on the sale of Lipper Services.

In the second quarter, adjusted EBITDA, the related margin and underlying operating profit decreased while underlying operating profit margin was unchanged. On a constant currency basis, all these measures decreased reflecting higher operating expenses, which fully impacted profitability as revenues were essentially unchanged in the quarter. Adjusted EBITDA was unchanged in the six-month period as changes in revenues and operating expenses offset each other. The increases in underlying operating profit and the related margin were driven by lower depreciation and software amortization expense. Performance trends were similar on a constant currency basis in the six-month period, except for adjusted EBITDA margin, which increased, but declined on a constant currency basis.

Adjusted EBITDA less capital expenditures and the related margin decreased in the second quarter due to lower adjusted EBITDA. In the six-month period, adjusted EBITDA less capital expenditures and the related margin increased due to lower capital expenditures, which were timing related.

Operating expenses

	THREE MONTHS ENDED JUNE 30,				SIX MONTHS ENDED JUNE 30,
			CHANGE				CHANGE
(millions of U.S. dollars)	2016	2015	TOTAL	CONSTANT CURRENCY	2016	2015	TOTAL	CONSTANT CURRENCY
Operating expenses	1,991	2,091	(5%)	1%	4,100	4,125	(1%)	1%
Remove fair value adjustments(1)	21	(60)			(43)	(7)
Operating expenses, excluding fair value adjustments	2,012	2,031	(1%)	1%	4,057	4,118	(1%)	1%
(1)	Fair value adjustments primarily represent mark-to market impacts on embedded derivatives within certain customer contracts due to fluctuations in foreign exchange rates, as well as mark-to-market impacts on certain share-based awards, due to changes in our share price.

Operating expenses in the second quarter decreased largely due to the impact of fluctuations in foreign exchange rates on embedded derivatives. On a constant currency basis, operating expenses excluding fair value adjustments increased modestly. The increase reflected higher investments in growth businesses and initiatives to transform our company into a more integrated enterprise. These increases were partly offset by lower expenses in our Financial & Risk segment, which declined due to cost savings from earlier efficiency initiatives and lower costs related to the decline in recoveries revenues. In the six-month period, operating expenses excluding fair value adjustments declined slightly, but increased modestly in constant currency, due to the same factors that impacted the second quarter.

Depreciation and amortization

	THREE MONTHS ENDED JUNE 30,			SIX MONTHS ENDED JUNE 30,
(millions of U.S. dollars)	2016	2015	CHANGE	2016	2015	CHANGE
Depreciation	80	85	(6%)	161	178	(10%)
Amortization of computer software	172	176	(2%)	341	356	(4%)
Subtotal	252	261	(3%)	502	534	(6%)
Amortization of other identifiable intangible assets	132	140	(6%)	260	280	(7%)

•	Depreciation and amortization of computer software on a combined basis decreased in both periods due to the completion of depreciation and amortization of assets acquired or developed in previous years, partly offset by higher expenses associated with capital spending on product development, network and infrastructure initiatives. Foreign currency had no impact in the second quarter, but contributed 1% to the decrease in the six-month period.
•	Amortization of other identifiable intangible assets decreased in both periods, primarily due to the completion of amortization for certain other identifiable intangible assets acquired in previous years and the impact of foreign currency.

Other operating gains, net

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
(millions of U.S. dollars)	2016	2015	2016	2015
Other operating gains, net	7	35	11	23

In the second quarter and six months ended June 30, 2015, other operating gains, net, included a gain from the sale of the Lipper Services business.

Net interest expense

	THREE MONTHS ENDED JUNE 30,			SIX MONTHS ENDED JUNE 30,
(millions of U.S. dollars)	2016	2015	CHANGE	2016	2015	CHANGE
Net interest expense	103	107	(4%)	196	212	(8%)

The decrease in net interest expense in both periods was primarily due to lower interest on our term debt obligations, which reflected the repayment of notes in July 2015, partly offset by higher interest on commercial paper borrowings. The six-month period of 2016 also included an interest benefit associated with the release of certain sales tax liabilities. As substantially all of our long-term debt obligations paid interest at fixed rates (after swaps), the net interest expense on the balance of our term debt was essentially unchanged.

Other finance income (costs)

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
(millions of U.S. dollars)	2016	2015	2016	2015
Other finance income (costs)	9	(5)	(25)	39

Other finance income (costs) included gains or losses related to changes in foreign exchange contracts and changes in foreign currency exchange rates on certain intercompany funding arrangements.

Tax expense (benefit)

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
(millions of U.S. dollars)	2016	2015	2016	2015
Tax expense (benefit)	2	10	(24)	35

The tax expense in each period reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year, tax expense or benefit in interim periods is not necessarily indicative of tax expense for the full year.

Additionally, the comparability of our tax expense was impacted by various transactions and accounting adjustments during each period. The following table sets forth certain components within income tax expense that impact comparability from period to period, including tax expense (benefit) associated with items that are removed from adjusted earnings:

TAX (BENEFIT) EXPENSE	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
(millions of U.S. dollars)	2016	2015	2016	2015
Tax items impacting comparability:
Corporate tax rates(1)	2	6	2	5
Other tax adjustments(2)	11	(2)	4	(7)
Subtotal	13	4	6	(2)
Tax related to:
Fair value adjustments	(3)	(11)	(23)	5
Other items	2	(1)	(3)	(3)
Subtotal	(1)	(12)	(26)	2
Total	12	(8)	(20)	-

(1)	Relates to the net changes of deferred tax liabilities due to changes in U.S. state apportionment factors and changes in corporate tax rates that were substantively enacted in certain jurisdictions.

(2)	Relates primarily to changes in the recognition of deferred tax assets in various jurisdictions due to earlier acquisitions, assumptions regarding future profitability, and adjustments for indefinite-lived assets and liabilities that are not expected to reverse.

Because the items described above impact the comparability of our tax expense for each period, we remove them from our calculation of adjusted earnings, along with the pre-tax items to which they relate.

The computation of our adjusted tax expense is set forth below:

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
(millions of U.S. dollars)	2016	2015	2016	2015
Tax expense (benefit)	2	10	(24)	35
Remove: Items from above impacting comparability	(12)	8	20	-
Other adjustments:
Interim period effective tax rate normalization(1)	9	(5)	14	(6)
Tax charge amortization(2)	16	16	32	32
Total tax expense on adjusted earnings	15	29	42	61

(1)	Adjustment to reflect income taxes based on estimated full-year effective tax rate. Earnings or losses for interim periods under IFRS reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which we operate. The non-IFRS adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes.

(2)	In 2013, we recorded $442 million of deferred tax charges associated with the consolidation of the ownership and management of our technology and content assets. Within our tax expense on adjusted earnings, we have been amortizing these deferred charges on a straight-line basis over seven years as these charges are expected to be paid over that period from the date of the original transaction, in varying annual amounts, in conjunction with the repayments of interest-bearing notes that were issued as consideration in the original transactions.

Earnings and diluted earnings per share (EPS) from continuing operations

	THREE MONTHS ENDED JUNE 30,			SIX MONTHS ENDED JUNE 30,
(millions of U.S. dollars, except per share amounts)	2016	2015	CHANGE	2016	2015	CHANGE
Earnings from continuing operations	304	226	35%	514	506	2%
Diluted EPS from continuing operations	$0.39	$0.26	50%	$0.65	$0.59	10%

In both periods, earnings from continuing operations and the related per share amount increased primarily due to higher operating profit and the benefit from lower outstanding common shares.

Adjusted earnings and adjusted EPS

	THREE MONTHS ENDED JUNE 30,				SIX MONTHS ENDED JUNE 30,
			CHANGE				CHANGE
(millions of U.S. dollars, except per share amounts and share data)	2016	2015	TOTAL	CONSTANT CURRENCY	2016	2015	TOTAL	CONSTANT CURRENCY
Earnings attributable to common shareholders	337	262	29%		599	567	6%
Adjustments to remove:
Fair value adjustments	(21)	60			43	7
Other operating gains, net	(7)	(35)			(11)	(23)
Other finance (income) costs	(9)	5			25	(39)
Share of post-tax loss (earnings) in equity method investments	1	(3)			-	(7)
Tax on above items(1)	(1)	(12)			(26)	2
Tax items impacting comparability(1)	13	4			6	(2)
Amortization of other identifiable intangible assets	132	140			260	280
Earnings from discontinued operations, net of tax	(46)	(55)			(108)	(95)
Interim period effective tax rate normalization(1)	(9)	5			(14)	6
Tax charge amortization(1)	(16)	(16)			(32)	(32)
Dividends declared on preference shares	-	-			(1)	(1)
Adjusted earnings	374	355	5%		741	663	12%
Adjusted EPS	$0.50	$0.45	11%	9%	$0.98	$0.84	17%	14%
Diluted weighted-average common shares (millions)	753.4	788.9			757.8	793.2

(1)	See the “Tax expense (benefit)” section above for additional information.

In the second quarter, adjusted earnings and adjusted EPS increased primarily due to lower income tax expense. Adjusted earnings and adjusted EPS in the six-month period increased due to higher underlying operating profit, as well as lower interest and income tax expense. Both adjusted earnings and adjusted EPS included a positive impact from foreign currency, which amounted to $0.01 and $0.02 on a per share basis in the second quarter and six-month period, respectively. Additionally, adjusted EPS in both periods benefited from lower outstanding common shares due to share repurchases (see the “Liquidity and Capital Resources – Share Repurchases” section of this management’s discussion and analysis for additional information).

Segment results

We discuss the results of our three reportable segments as presented in our consolidated interim financial statements for the three and six months ended June 30, 2016: Financial & Risk, Legal and Tax & Accounting. The operating results of Intellectual Property & Science, which was previously a reportable segment, are reported as a discontinued operation, except for the Westlaw IP business, which we will retain as part of the Legal segment. Prior-year period amounts have been restated to conform to the current year’s presentation.

We also report “Corporate & Other”, which includes expenses for corporate functions, shared costs previously allocated to Intellectual Property & Science, and the results of the Reuters News business. Neither Corporate & Other nor the Reuters News business qualify as a component of another reportable segment nor as a separate reportable segment.

See note 3 of our consolidated interim financial statements for the three and six months ended June 30, 2016 which includes a reconciliation of results from our reportable segments to consolidated results as reported in our consolidated income statement.

We assess the performance of our reportable segments as follows:

Revenues

We present segment revenue growth at both actual foreign exchange rates and in constant currency. We assess revenue performance for each reportable segment, as well as the businesses within each segment, before the impact of currency (or at “constant currency”).

Segment operating profit and segment operating profit margin

•	Segment operating profit represents operating profit before (i) amortization of other identifiable intangible assets; (ii) other operating gains and losses; (iii) certain asset impairment charges; (iv) corporate-related items; and (v) fair value adjustments.
•	We do not consider these excluded items to be controllable operating activities for purposes of assessing the current performance of our reportable segments.
•	Each segment includes an allocation of costs for centralized support services such as technology, editorial, real estate and certain global transaction processing functions based on usage or other applicable measures.
•	We also use segment operating profit margin, which we define as segment operating profit as a percentage of revenues.

EBITDA and EBITDA margin

•	As a supplemental measure of segment operating performance, we add back depreciation and amortization of computer software to segment operating profit to arrive at each segment’s EBITDA and the related margin as a percentage of revenues. See Appendix B of this management’s discussion and analysis for additional information.

Our definitions of segment operating profit, segment operating profit margin, EBITDA and EBITDA margin may not be comparable to that of other companies.

Financial & Risk

	THREE MONTHS ENDED JUNE 30,			SIX MONTHS ENDED JUNE 30,
(millions of U.S. dollars, except margins)	2016	2015	CHANGE	2016	2015	CHANGE
Revenues	1,524	1,552	(2%)	3,033	3,104	(2%)
Revenue change at constant currency			(1%)			(1%)
EBITDA	443	430	3%	880	831	6%
EBITDA margin	29.1%	27.7%	140bp	29.0%	26.8%	220bp
Segment operating profit	297	274	8%	592	515	15%
Segment operating profit margin	19.5%	17.7%	180bp	19.5%	16.6%	290bp

Revenues on a constant currency basis decreased in both periods which reflected the expected decline in recoveries revenues and commercial pricing adjustments related to the migration of remaining foreign exchange and buy-side customers onto new products on Financial & Risk’s unified platform. Financial & Risk expects to complete the remaining commercial price adjustments on its legacy foreign exchange products in the second half of the year. Excluding the decline in recoveries revenues and the impact of the commercial pricing adjustments, Financial & Risk’s revenues increased approximately 2% in each period due to the impact of positive net sales and Financial & Risk’s annual price increase.

Uncertainty following the referendum outcome supporting Brexit will likely create some short-term revenue headwinds for Financial & Risk, as customers assess the potential impact of the decision on their businesses. We also expect continued cost pressures to particularly impact the large European banks. We believe Financial & Risk is well positioned to support its customers as we have a scalable, global platform with operations in all major European money centers and because we provide critical information regarding regulatory changes. A key part of Financial & Risk’s value proposition has been to help customers lower their overall costs, particularly as the regulatory environment becomes more complex.

By geographic area, Financial & Risk’s second quarter revenues increased 1% (2% excluding recoveries) and 1% (3% excluding recoveries) in the Americas and Asia Pacific, respectively, while its revenues in Europe, Middle East and Africa (EMEA) decreased 5% (2% decline excluding recoveries). For the six-month period, revenues increased 1% (2% excluding recoveries) and 2% (4% excluding recoveries) in the Americas and Asia Pacific, respectively, while its revenues in EMEA decreased 4% (2% decline excluding recoveries).

For the ninth consecutive quarter, net sales were positive overall despite the macro-economic challenges. In both periods, net sales were positive in the Americas and Asia, but negative in EMEA.

Results by type were as follows:

•    Subscription revenues were essentially unchanged in the second quarter and increased 1% in the six-month period as both periods reflected the benefit of the 2016 annual price increase and the impact of positive net sales, offset by the commercial pricing adjustments on Financial & Risk’s remaining legacy foreign exchange products. While desktop revenues declined 3% in the second quarter, the Feeds, Risk and other non-desktop revenues grew 4% collectively and are the areas where Financial & Risk is focusing its investments going forward;

•    Transactions revenues increased 1% in the second quarter due to higher trading volumes, and were essentially unchanged in the six-month period. While foreign exchange volatility increased around the end of the second quarter, including over $480 billion traded on Financial & Risk’s platforms on June 24th following the Brexit vote, volumes were muted in advance of the vote; and

•    Recoveries revenues, which Financial & Risk collects from customers and largely passes through to a third-party provider, such as stock exchange fees, decreased 17% and 16% in the second quarter and six-month period, respectively, as expected. In both periods, the decline in these low-margin revenues reflected a small number of third-party information providers increasingly moving to direct billing arrangements with their customers. We expect recoveries revenues will decrease by slightly less than $100 million for the full year, with the impact of the decline diminishing in the second half of the year. We do not expect an impact on Financial & Risk’s EBITDA and segment operating profit, or on our consolidated adjusted EBITDA, underlying operating profit and free cash flow, since the recoveries revenues that Financial & Risk collects from its customers are largely passed on to our third-party information providers.

SECOND QUARTER 2016 REVENUES BY TYPE

We expect the impacts of the commercial pricing adjustments and the recoveries revenues decline to have a more modest impact on revenue growth in the second half of the year. Accordingly, subject to unexpected variability in transactions revenues, we expect Financial & Risk to report positive revenue growth on a constant currency basis in the second half of the year.

EBITDA, segment operating profit and the related margins increased in both periods primarily due to lower expenses from earlier efficiency initiatives, including platform consolidations completed in 2015. Foreign exchange benefited EBITDA and segment operating profit margins each by 50bp in the second quarter and benefited EBITDA and segment operating profit margins by 50bp and 30bp, respectively, in the six-month period, compared to the prior-year periods. The increases in segment operating profit and the related margin in both periods also benefited from lower depreciation and amortization expense.

Legal

	THREE MONTHS ENDED JUNE 30,			SIX MONTHS ENDED JUNE 30,
(millions of U.S. dollars, except margins)	2016	2015	CHANGE	2016	2015	CHANGE
Revenues	846	852	(1%)	1,668	1,676	-
Revenue change at constant currency			1%			1%
EBITDA	310	321	(3%)	608	607	-
EBITDA margin	36.6%	37.7%	(110)bp	36.5%	36.2%	30bp
Segment operating profit	247	259	(5%)	485	478	1%
Segment operating profit margin	29.2%	30.4%	(120)bp	29.1%	28.5%	60bp

Revenues increased on a constant currency basis in the second quarter as 4% growth in subscription revenues (73% of Legal’s business) more than offset a 4% decline in transaction revenues (12% of Legal’s business) and an 8% decline in U.S. print revenues (15% of Legal’s business). Excluding U.S. print, Legal’s revenues increased 3%.

In the six-month period, revenues increased on a constant currency basis as 3% growth in subscription revenues more than offset a 2% decline in transaction revenues and a 6% decline in U.S. print revenues. Excluding U.S. print, Legal’s revenues increased 3%.

Results by line of business were as follows:

•     Solutions businesses revenues include non U.S. legal information and global software and services businesses. Solutions businesses revenues increased 3% in each of the second quarter and six-month period driven by growth in Legal Enterprise Solutions (Elite and Legal Tracker), U.K. Practical Law, Investigative & Public Records and businesses in Latin America, partly offset by a decline in Findlaw transaction revenues. Additionally, the second quarter included a decline in Legal Managed Services transaction revenues. We continue to expect the Solutions businesses to grow revenues in the mid-single digit range for the full year in 2016;

•    U.S. online legal information revenues increased 2% in each of the second quarter and six-month period due to growth in U.S. Practical Law and the impact of improved net sales and higher retention rates at Westlaw. This was the sixth consecutive quarter of positive growth for this business; and

•    U.S. print revenues decreased 8% and 6% in the second quarter and six-month period, respectively. For the full year 2016, we expect the U.S. print business to decline at a comparable rate to 2015, which experienced a 6% decline.

SECOND QUARTER 2016 REVENUES BY LINE OF BUSINESS

In the second quarter, EBITDA, segment operating profit and the related margins decreased due to a challenging business mix and slightly higher compensation expense. Foreign exchange had no impact on EBITDA and segment operating profit margins, compared to the prior-year period. In the six-month period, EBITDA was essentially unchanged while segment operating profit increased slightly due to lower depreciation and amortization expense. The related margins increased due to the impact of foreign currency, which each benefited by 70bp, compared to the prior-year period.

Tax & Accounting

	THREE MONTHS ENDED JUNE 30,			SIX MONTHS ENDED JUNE 30,
(millions of U.S. dollars, except margins)	2016	2015	CHANGE	2016	2015	CHANGE
Revenues	324	327	(1%)	713	700	2%
Revenue change at constant currency			1%			5%
EBITDA	82	90	(9%)	196	216	(9%)
EBITDA margin	25.3%	27.5%	(220)bp	27.5%	30.9%	(340)bp
Segment operating profit	55	63	(13%)	138	161	(14%)
Segment operating profit margin	17.0%	19.3%	(230)bp	19.4%	23.0%	(360)bp

Revenues increased on a constant currency basis in the second quarter driven by a 7% increase in recurring revenues (87% of our Tax & Accounting business), partly offset by a 23% decrease in transaction revenues primarily within the Corporate business. In the six-month period, revenues increased on a constant currency basis driven by a 9% increase in recurring revenues, partly offset by a 12% decrease in transaction revenues. The Government business, Tax & Accounting’s smallest unit, experienced delays of go-live dates on two significant projects, which resulted in reductions to revenue and additional expenses. We expect Tax & Accounting’s revenue growth to return to the mid-to-high single digit range for the second half of the year.

Results by line of business were as follows:

•    Corporate includes revenues from a suite of global and local tax compliance, workflow and data management software and services. Corporate revenues increased 1% in the second quarter and 9% in the six-month period. In both periods, growth in recurring revenues was partly offset by lower transaction revenues, which included lower discrete sales of indirect tax software solutions;

•    Professional includes revenues from tax, accounting, audit, payroll, document management, client portals and practice management applications and services. Professional revenues increased 7% and 6% in the second quarter and six-month period, respectively, primarily from the CS Professional Suite and Enterprise Suite solutions for accounting firms;

•    Knowledge Solutions includes revenues from information, research, workflow tools and certified professional education. Knowledge Solutions revenues were essentially unchanged in the second quarter and increased 1% in the six-month period, as growth in the U.S. Checkpoint business was offset by lower print revenues; and

•    Government includes revenues from integrated property tax management and land registry solutions. Government revenues, which represent a relatively small revenue base, decreased 32% and 16% in the second quarter and six-month period, respectively, due to delays associated with an extension of target completion dates for certain significant contracts. Revenues for the Government business are less predictable in nature, and growth rates can vary significantly from period to period.

SECOND QUARTER 2016 REVENUES BY LINE OF BUSINESS

EBITDA, segment operating profit and the related margins decreased in both periods primarily driven by higher expenses, which included charges related to certain long-term contracts in Tax & Accounting’s Government business and higher investments in growth businesses. Additionally, the six-month period results reflected higher 2016 severance charges and a difficult comparable to the prior-year period, which benefited from lower than expected bonus and commission costs. Both of these items offset the impact of higher revenues. Foreign exchange benefited EBITDA and segment operating profit margins by 120bp and 60bp, respectively, in the second quarter and benefited EBITDA and segment operating profit margins by 120bp and 110bp, respectively, in the six-month period, compared to the prior-year periods.

We expect that full year margins for our Tax Accounting business will be 100bp to 200bp lower than the prior year, on a constant currency basis, as we will need to incur additional expenses in the Government business to mitigate future project delays.

Tax & Accounting is a seasonal business with a significant percentage of its operating profit historically generated in the fourth quarter. Small movements in the timing of revenues and expenses can impact quarterly margins. Full-year margins are more reflective of the segment’s performance.

Corporate & Other

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
(millions of U.S. dollars)	2016	2015	2016	2015
Revenues – Reuters News	79	74	154	148

Reuters News	2	(2)	-	(5)
Core corporate expenses	(96)	(84)	(212)	(178)
Total	(94)	(86)	(212)	(183)

Revenues from Reuters News increased in both periods, which reflected increases across most businesses, including content marketing and broadcast solutions. Foreign currency had no impact on revenues in the second quarter and a 1% unfavorable impact on revenues in the six-month period.

The increase in core corporate expenses in both periods was primarily due to investment initiatives, primarily technology related, as part of our ongoing initiatives to transform our company into a more integrated enterprise. For the full year, we expect core corporate expenses to be in the range of $375 million to $400 million.

RESULTS OF DISCONTINUED OPERATIONS

In July 2016, we entered into a definitive agreement to sell our Intellectual Property & Science business. The sale is expected to close before the end of the year. We are selling our Intellectual Property & Science business in order to focus on opportunities at the intersection of global commerce and regulation. See the “Subsequent Events” section of this management’s discussion and analysis for additional information.

Intellectual Property & Science is reported as a discontinued operation, and prior-year period results have been restated to conform to the current year’s presentation. Intellectual Property & Science reported the following results for the three and six months ended June 30, 2016 and 2015:

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
(millions of U.S. dollars)	2016	2015	2016	2015
Earnings from discontinued operations, net of tax	46	55	108	95

The decrease in the second quarter was primarily due to higher expenses, including income tax expense, which more than offset higher revenues, which increased 2%. The increase in the six-month period was due to higher revenues, which grew 3%, as total expenses, including income tax expense, were essentially unchanged compared to the prior-year period.

OTHER INFORMATION

2017 Adjusted Earnings Per Share Objective

At our 2014 Investor Day, we communicated an objective to achieve adjusted EPS of $2.80 in 2017. Since that time, three factors have arisen that will impact our ability to achieve that original target.

•	First, changes in foreign currency exchange rates over the last two years negatively impacted our adjusted EPS by $0.23. Future changes in foreign currency exchange rates may continue to impact our adjusted EPS.

•	Second, we expect the loss of earnings from the sale of Intellectual Property & Science will reduce adjusted EPS by $0.27. Of this amount, we plan to recover $0.14 through our expected use of the net proceeds for additional share buybacks and repayment of debt. Overall, this results in a net negative impact of $0.13.

•	Third, we estimate a negative impact of $0.08-$0.10 due to the revision of certain tax computations within our definition of non-IFRS measures for adjusted earnings and adjusted EPS. Refer to Appendix C of this management’s discussion and analysis for further information.

As a result of these factors, our objective for 2017 adjusted EPS, based on current estimates, is now approximately $2.35.

LIQUIDITY AND CAPITAL RESOURCES

Our disciplined capital strategy is aligned with our business strategy and remains focused on:

•	Driving revenue growth from our existing businesses, rather than from acquisitions;
•	Delivering consistent free cash flow growth;
•	Balancing cash generated between reinvestment in the business and returns to shareholders; and
•	Maintaining a strong balance sheet, solid credit ratings and ample financial flexibility to support the execution of our business strategy.

In July 2016, we entered into a definitive agreement to sell our Intellectual Property & Science business for $3.55 billion. Our preliminary estimate of net proceeds is approximately $3.1 billion to $3.2 billion, after deducting taxes and transaction costs. The sale is expected to close before the end of the year. We intend to use approximately $1.0 billion of the net proceeds to repurchase common shares as part of our $1.5 billion share buyback program and the remaining portion to repay debt (primarily commercial paper) and reinvest in the business. We plan to utilize sale proceeds in a manner that will enable us to continue to maintain our net debt to EBITDA(1) leverage target of 2.5:1.

(1)	For purposes of this calculation, EBITDA is defined as adjusted EBITDA including the results of Intellectual Property & Science.

Our principal sources of liquidity are cash on hand, cash provided by our operations, our $2.0 billion commercial paper programs and our $2.5 billion credit facility. From time to time, we also issue debt securities. Our principal uses of cash are for debt repayments, debt servicing costs, dividend payments, capital expenditures, share repurchases and acquisitions. We believe that our existing sources of liquidity will be sufficient to fund our expected cash requirements in the normal course of business for the next 12 months.

Cash flow

Summary of consolidated statement of cash flow

	THREE MONTHS ENDED JUNE 30,			SIX MONTHS ENDED JUNE 30,
(millions of U.S. dollars)	2016	2015	$ CHANGE	2016	2015	$ CHANGE
Net cash provided by operating activities	770	951	(181)	1,228	1,195	33
Net cash used in investing activities	(291)	(154)	(137)	(560)	(463)	(97)
Net cash used in financing activities	(657)	(441)	(216)	(905)	(614)	(291)
(Decrease) increase in cash and bank overdrafts	(178)	356	(534)	(237)	118	(355)
Translation adjustments	(5)	3	(8)	(1)	(9)	8
Cash and bank overdrafts at beginning of period	867	765	102	922	1,015	(93)
Cash and bank overdrafts at end of period	684	1,124	(440)	684	1,124	(440)
Cash and bank overdrafts at end of period comprised of:
Cash and cash equivalents	686	1,289	(603)	686	1,289	(603)
Bank overdrafts	(2)	(165)	163	(2)	(165)	163

Operating activities. The decrease in net cash provided by operating activities in the second quarter was primarily due to unfavorable timing of working capital movements. The increase in net cash provided by operating activities in the six-month period was primarily due to lower tax payments.

Investing activities. The increase in net cash used in investing activities in the second quarter and six-month period was attributable to higher acquisition spending. Comparability was also impacted by the proceeds we received in 2015 from the sale of our Lipper Services business. Additionally, the six-month period reflected lower capital expenditures in 2016 due to timing. In the second quarter of 2016, acquisition spending was $65 million compared to $7 million in the prior-year period. In the six-month period of 2016, acquisition spending was $111 million compared to $15 million in the prior-year period.

Financing activities. The increase in net cash used in financing activities in the second quarter was attributable to movements in the amount of commercial paper borrowings partly offset by lower share repurchases. In the second quarter of 2016, we repaid $138 million of commercial paper compared to the prior-year period when we received $170 million of proceeds from commercial paper issuances. In the six-month period, the increase in net cash used in financing activities compared to 2015 was due to lower proceeds from commercial paper issuances. We returned $0.5 billion (2015 – $0.6 billion) and $1.2 billion (2015 – $1.2 billion) to our common shareholders through dividends and share repurchases in the second quarter and six-month period, respectively.

Additional information about our debt, dividends and share repurchases is as follows:

•	Commercial paper programs. Our $2.0 billion commercial paper programs provide cost-effective and flexible short-term funding. Issuances of commercial paper reached a peak of $1.7 billion during the six-month period of 2016, of which $1.3 billion was outstanding at June 30, 2016.

•	Credit facility. We have a $2.5 billion syndicated credit facility agreement which matures in May 2018. The facility may be utilized to provide liquidity for general corporate purposes (including support for our commercial paper programs). There were no borrowings under the credit facility during the six-month period of 2016. We may request an increase, subject to approval by applicable lenders, in the lenders’ commitments up to a maximum amount of $3.0 billion.

Based on our current credit ratings, the cost of borrowing under the agreement is priced at LIBOR/EURIBOR plus 100 basis points. If our long-term debt rating were downgraded by Moody’s or Standard & Poor’s, our facility fee and borrowing costs may increase, although availability would be unaffected. Conversely, an upgrade in our ratings may reduce our facility fee and borrowing costs. We monitor the lenders that are party to our facility and believe they continue to be able to lend to us.

We guarantee borrowings by our subsidiaries under the credit facility. We must also maintain a ratio of net debt as of the last day of each fiscal quarter to EBITDA as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. We were in compliance with this covenant at June 30, 2016.

•	Debt shelf prospectus. In March 2016, we filed a debt shelf prospectus under which we may issue up to $3.0 billion principal amount of debt securities from time to time through April 2018. We have issued $0.5 billion principal amount of debt securities under the prospectus.

•	Long-term debt. The following table provides information regarding notes that we issued and repaid in the six months ended June 30, 2016:

MONTH/YEAR	TRANSACTION	PRINCIPAL AMOUNT (IN MILLIONS)
Notes issued
May 2016	3.35% Notes, due 2026	US$500
Notes repaid
May 2016	0.875% Notes, due 2016	US$500

We used the net proceeds of our May 2016 debt issuance to repay the notes which matured that month.

•	Credit ratings. Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demand, increased competition, a further deterioration in general economic and business conditions and adverse publicity. Any downgrades in our credit ratings may impede our access to the debt markets or result in significantly higher borrowing rates.

The following table sets forth the credit ratings that we have received from rating agencies in respect of our outstanding securities as of the date of this management’s discussion and analysis:

	MOODY’S	STANDARD & POOR’S	DBRS LIMITED	FITCH
Long-term debt	Baa2	BBB+	BBB (high)	BBB+
Commercial paper	P-2	A-2	R-2 (high)	F2
Trend/Outlook	Stable	Stable	Stable	Stable

These credit ratings are not recommendations to purchase, hold, or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. We cannot assure you that our credit ratings will not be lowered in the future or that rating agencies will not issue adverse commentaries regarding our securities.

•	Dividends. In February 2016, we announced a $0.02 per share increase in the annualized dividend rate to $1.36 per common share. Dividends paid on our common shares were as follows for the periods presented:

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
(millions of U.S. dollars)	2016	2015	2016	2015
Dividends declared	256	262	514	528
Dividends reinvested	(8)	(8)	(17)	(16)
Dividends paid	248	254	497	512

•	Share repurchases. We may buy back shares (and subsequently cancel them) from time to time as part of our capital strategy. In February 2016, we announced that we plan to repurchase up to $1.5 billion of our common shares. As of June 30, 2016, we repurchased 13.3 million common shares for a cost of $517 million under this buyback program.

In May 2016, we renewed our current normal course issuer bid (NCIB) for an additional 12 months. Under the renewed NCIB, we may repurchase up to 37.5 million common shares between May 30, 2016 and May 29, 2017 in open market transactions on the Toronto Stock Exchange (TSX), the New York Stock Exchange (NYSE) and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX and/or NYSE or under applicable law, including private agreement purchases if we receive an issuer bid exemption order from applicable securities regulatory authorities in Canada for such purchases. In the six months ended June 30, 2016, we privately repurchased 3.0 million common shares at a discount to the then-prevailing market price.

Details of share repurchases were as follows:

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
	2016	2015	2016	2015
Share repurchases (millions of U.S. dollars)	258	348	690	696
Shares repurchased (millions)	6.3	8.5	18.0	17.3
Share repurchases – average price per share	$40.51	$40.67	$38.23	$40.20

Decisions regarding any future repurchases will be based on the timing of the closing of the sale of our Intellectual Property & Science business in addition to other factors, such as market conditions, share price and other opportunities to invest capital for growth. We may elect to suspend or discontinue our share repurchases at any time, in accordance with applicable laws. From time to time when we do not possess material nonpublic information about ourselves or our securities, we may enter into a pre-defined plan with our broker to allow for the repurchase of shares at times when we ordinarily would not be active in the market due to our own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with our broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended. We entered into such plans with our broker on June 30, 2016 and on December 31, 2015. As a result, we recorded a $140 million liability in “Other financial liabilities” within current liabilities at June 30, 2016 ($165 million at December 31, 2015) with a corresponding amount recorded in equity in the consolidated statement of financial position in both periods.

Free cash flow

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
(millions of U.S. dollars)	2016	2015	2016	2015
Net cash provided by operating activities	770	951	1,228	1,195
Capital expenditures, less proceeds from disposals	(212)	(210)	(445)	(500)
Other investing activities	1	1	20	3
Dividends paid on preference shares	-	-	(1)	(1)
Dividends paid to non-controlling interests	(20)	(20)	(29)	(27)
Capital expenditures from discontinued operations	(14)	(13)	(25)	(26)
Free cash flow	525	709	748	644

Free cash flow decreased in the second quarter driven by lower cash from operating activities, primarily due to timing of working capital. Free cash flow increased in the six-month period primarily due to higher cash from operating activities, as well as lower capital expenditures, which was timing related.

Financial position

Our total assets were $28.6 billion at June 30, 2016, a decrease of $0.5 billion from December 31, 2015. The decrease was primarily due to changes in foreign currency, depreciation of fixed assets and amortization of computer software and other identifiable intangible assets. These decreases were partially offset by capital expenditures.

As at June 30, 2016, the carrying amounts of our total current liabilities exceeded the carrying amounts of our total current assets principally because current liabilities include deferred revenue, which arises from the sale of information and services delivered electronically on a subscription basis, for which many customers pay in advance. The cash received from these advance payments is used to currently fund the operating, investing and financing activities of our business. However, for accounting purposes, these advance payments must be deferred and recognized over the term of the subscription. As such, we typically reflect a negative working capital position in our consolidated statement of financial position. In the ordinary course of business, deferred revenue does not represent a cash obligation, but rather an obligation to perform services or deliver products. Therefore, we believe that our negative working capital position as at June 30, 2016 was not indicative of a liquidity issue, but rather an outcome of the required accounting for our business model.

Net debt(1)

(millions of U.S. dollars)	JUNE 30, 2016	DECEMBER 31, 2015
Current indebtedness	1,904	1,595
Long-term indebtedness	6,870	6,829
Total debt	8,774	8,424
Swaps	311	370
Total debt after swaps	9,085	8,794
Remove fair value adjustments for hedges(2)	(5)	26
Total debt after currency hedging arrangements	9,080	8,820
Remove transaction costs and discounts included in the carrying value of debt	67	67
Less: cash and cash equivalents(3)	(686)	(966)
Net debt	8,461	7,921

(1)	Net debt is a non-IFRS financial measure, which we define in Appendix A.

(2)	Represents the interest-related fair value component of hedging instruments that are removed to reflect net cash outflow upon maturity.

(3)	Includes cash and cash equivalents of $108 million and $106 million at June 30, 2016 and December 31, 2015, respectively, held in subsidiaries which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and are therefore not available for general use by our company.

The maturity dates for our debt are well balanced with no significant concentration in any one year. Our next scheduled term debt maturity occurs in February 2017. At June 30, 2016, the average maturity of our term debt was approximately eight years at an average interest rate (after swaps) of less than 5%.

Additional information

•	We monitor the financial strength of financial institutions with which we have banking and other commercial relationships, including those that hold our cash and cash equivalents, as well as those which are counterparties to derivative financial instruments and other arrangements; and
•	We expect to continue to have access to funds held by our subsidiaries outside the U.S. in a tax efficient manner to meet our liquidity requirements.

Off-balance sheet arrangements, commitments and contractual obligations

For a summary of our other off-balance sheet arrangements, commitments and contractual obligations, please see our 2015 annual management’s discussion and analysis. There were no material changes to these arrangements, commitments and contractual obligations during the six months ended June 30, 2016.

Contingencies

Lawsuits and legal claims

We are engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, antitrust/competition claims, intellectual property infringement claims, employment matters and commercial matters. The outcome of all of the matters against us is subject to future resolution, including the uncertainties of litigation. Based on information currently known to us and after consultation with outside legal counsel, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on our financial condition taken as a whole.

Uncertain tax positions

We are subject to taxation in numerous jurisdictions and we are routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of our positions and propose adjustments or changes to our tax filings.

As a result, we maintain provisions for uncertain tax positions that we believe appropriately reflect our risk. These provisions are made using our best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. We review the adequacy of these provisions at the end of each reporting period and adjust them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from our provisions. However, based on currently enacted legislation, information currently known to us and after consultation with outside tax advisors, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on our financial condition taken as a whole.

In June 2016, certain of our U.S. subsidiaries received a statutory notice of deficiency from the Internal Revenue Service (IRS) for the 2010 and 2011 tax years. In the notice, the IRS claims that the taxable income of these subsidiaries should be increased by an amount that creates an aggregate potential additional income tax liability of approximately $250 million for the period, including interest. The IRS claim relates to our intercompany transfer pricing practices. Management believes that we will prevail in this dispute. We plan to pursue all available administrative and judicial remedies necessary to resolve the matter.

For additional information, please see the “Risk Factors” section of our 2015 annual report, which contains further information on risks related to tax matters.

OUTLOOK

The information in this section is forward-looking and should be read in conjunction with the section below entitled “Cautionary Note Concerning Factors That May Affect Future Results”.

We recently reaffirmed our business outlook for 2016 that was first communicated in February.

Our 2016 outlook:

•	Assumes constant currency rates relative to 2015;
•	Excludes the Intellectual Property & Science business, which has been classified as a discontinued operation, except for free cash flow; and
•	Does not factor in the impact of any other acquisitions or divestitures that may occur during the year.

The following table sets forth our current 2016 financial outlook, the material assumptions related to our financial outlook and the material risks that may cause actual performance to differ materially from our current expectations.

REVENUES TO GROW LOW SINGLE DIGITS REVENUES, EXCLUDING FINANCIAL & RISK’S RECOVERIES REVENUES TO GROW 2% TO 3%
Material assumptions	Material risks

•     Gross domestic product (GDP) growth in most of the countries where we operate

•     Continued increase in the number of professionals around the world and their demand for high quality information and workflow solutions

•     The successful execution of sales initiatives, ongoing product release programs and our globalization strategy

•     The sale of our Intellectual Property & Science business in the second half of 2016

•     Uneven economic growth, recession or volatile currency movements across the markets we serve may result in reduced spending levels by our customers

•     Demand for our products and services could be reduced by changes in customer buying patterns, competitive pressures or our inability to execute on key product or customer support initiatives

•    Implementation of regulatory reform around the world, including financial services laws, may limit business opportunities for our customers, lowering their demand for our products and services

•    Pressure on our customers, in developed markets in particular, may constrain the number of professionals employed due to regulatory and economic uncertainty

•    Competitive pricing actions could impact our revenues

•    Price adjustments related to the migration of remaining Financial & Risk customers onto new products on its unified platform could be more severe or last longer than expected

•    Global market conditions could depress transaction volumes in our Financial & Risk business

•    The closing of the sale of our Intellectual Property & Science business takes longer than we expect

ADJUSTED EBITDA MARGIN EXPECTED TO BE BETWEEN 27.3% and 28.3%
Material assumptions	Material risks

•    Revenues, excluding Financial & Risk’s recoveries revenues, expected to grow 2% to 3%

•    Business mix continues to shift to higher-growth, but lower margin offerings

•     Execution of transformation and efficiency initiatives

•     Continue to invest in growth markets and customer service

•     The sale of our Intellectual Property & Science business in the second half of 2016 and the elimination of shared costs in line with our estimates

•    Refer to the risks above related to the revenue outlook

•     Revenues from higher margin businesses may be lower than expected; conversely, revenues from low-margin businesses (including recoveries) could be higher than expected

•     The costs of required investments, including those in growth markets, exceed expectations or actual returns are below expectations

•     Acquisition and disposal activity may dilute margins

•     Efficiency initiatives may cost more than expected, be delayed or may not produce the expected level of savings

•     The closing of the sale of our Intellectual Property & Science business takes longer than we expect; our estimates regarding the elimination of shared costs may be inaccurate

UNDERLYING OPERATING PROFIT MARGIN EXPECTED TO BE BETWEEN 18.4% AND 19.4%
Material assumptions	Material risks

•      Adjusted EBITDA margin expected to be between 27.3% and 28.3%

•      Depreciation and software amortization expense expected to be approximately 9% of revenues

•      Capital expenditures expected to be approximately 8% of revenues

•      The sale of our Intellectual Property & Science business in the second half of 2016

•      Refer to the risks above related to adjusted EBITDA margin outlook

•      Capital expenditures may be higher than currently expected, resulting in higher in-period depreciation and amortization

•      Obsolescence of technology may require accelerated amortization or impairment of certain assets

•      The closing of the sale of our Intellectual Property & Science business takes longer than we expect; our estimates regarding the elimination of shared costs may be inaccurate

FREE CASH FLOW IS EXPECTED TO BE BETWEEN $1.7 BILLION AND $1.9 BILLION
Material assumptions	Material risks

•     Revenues, excluding Financial & Risk’s recoveries revenues, expected to grow 2% to 3%

•     Adjusted EBITDA margin expected to be between 27.3% and 28.3%

•      Capital expenditures expected to be approximately 8% of revenues

•      The sale of our Intellectual Property & Science business in the second half of 2016 and our estimates regarding cash flows to be eliminated

•     Refer to the risks above related to the revenue outlook and adjusted EBITDA margin outlook

•     A weaker macroeconomic environment could negatively impact working capital performance

•     Capital expenditures may be higher than currently expected resulting in higher cash outflows

•     The timing and amount of tax payments to governments may differ from our expectations

•      The closing of the sale of our Intellectual Property & Science business takes longer than we expect; our estimates regarding cash flows to be eliminated may be inaccurate

Additionally, in 2016, we expect interest expense to be between $420 million and $460 million. We expect our 2016 effective tax rate (as a percentage of post-amortization adjusted earnings) to be between 10% and 13%, assuming no material changes in current tax laws or treaties to which we are subject.

Our Outlook contains various non-IFRS financial measures. For outlook purposes only, we are unable to reconcile these non-IFRS measures to the most comparable IFRS measures because we cannot predict, with reasonable certainty, the 2016 impact of changes in foreign exchange rates or the company’s share price which impact (i) the translation of our results reported at average foreign currency rates for the year, (ii) fair value adjustments associated with foreign currency derivatives embedded in certain customer contracts, (iii) the valuation of certain share-based awards and (iv) other finance income or expense related to foreign exchange contracts and intercompany financing arrangements. Additionally, we cannot reasonably predict the occurrence or amount of other operating gains and losses, which generally arise from business transactions we do not anticipate.

RELATED PARTY TRANSACTIONS

As of July 27, 2016, Woodbridge beneficially owned approximately 61% of our shares.

In January 2016, we sold a Canadian wholly owned subsidiary to a company affiliated with Woodbridge for $16 million. The subsidiary’s assets consisted of accumulated losses that management did not expect to utilize against future taxable income prior to their expiry. As such, no tax benefit for the losses had been recognized in our consolidated financial statements. Under Canadian law, certain losses may only be transferred to related companies, such as those affiliated with Woodbridge. We recorded a gain of $16 million within “Other operating gains, net” within the consolidated income statement. In connection with this transaction, our board of directors’ Corporate Governance Committee obtained an independent fairness opinion. We utilized the independent fairness opinion to determine that the negotiated price between us and the purchaser was reasonable. After receiving the recommendation of the Corporate Governance Committee, the board of directors approved the transaction. Directors who were not considered independent because of their positions with Woodbridge refrained from deliberating and voting on the matter at both the committee and board meetings.

Except for the above transaction, there were no new significant related party transactions during the six months ended June 30, 2016. Please refer to the “Related Party Transactions” section of our 2015 annual management’s discussion and analysis, which is contained in our 2015 annual report, as well as note 29 of our 2015 annual consolidated financial statements for information regarding related party transactions.

SUBSEQUENT EVENTS

Divestiture

In July 2016, we entered into a definitive agreement to sell our Intellectual Property & Science business for $3.55 billion. The sale is expected to close before the end of the year following regulatory approvals and satisfaction of other customary closing conditions. We expect to record a significant gain on this transaction.

CHANGES IN ACCOUNTING POLICIES

Please refer to the “Changes in Accounting Policies” section of our 2015 annual management’s discussion and analysis, which is contained in our 2015 annual report, as well as notes 1 and 2 of our consolidated interim financial statements for the six months ended June 30, 2016, for information regarding changes in accounting policies.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Please refer to the “Critical Accounting Estimates and Judgments” section of our 2015 annual management’s discussion and analysis, which is contained in our 2015 annual report, for additional information. Since the date of our 2015 annual management’s discussion and analysis, there have not been any significant changes to our critical accounting estimates and judgments.

ADDITIONAL INFORMATION

Disclosure controls and procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in applicable U.S. and Canadian securities law) as of the end of the period covered by this management’s discussion and analysis, have concluded that our disclosure controls and procedures were effective to ensure that all information that we are required to disclose in reports that we file or furnish under the U.S. Securities Exchange Act and applicable Canadian securities law is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and Canadian securities regulatory authorities and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

We are engaged in the following long-term efficiency initiatives which impact our financial reporting:

•	We are enhancing our order-to-cash (OTC) applications and related workflow processes in phases over multiple years. Key elements of the OTC solutions are order management, billing, cash management and collections functionality. We expect to reduce the number of applications and to streamline processes across our organization through this initiative.
•	We are automating manual processes and updating workflows associated with intercompany revenue and cost allocation.

As we are implementing these initiatives in phases over an extended period, the nature and extent of activity will vary by quarter. In certain quarters, we may have limited or no activity.

As these initiatives could result in material changes to our internal control over financial reporting depending on the nature and volume of work completed, we will continue to modify the design and documentation of the related internal control processes and procedures, as necessary. Except as described above, there was no change in our internal control over financial reporting during the last fiscal quarter of 2016 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Share capital

As of July 27, 2016, we had outstanding 745,613,499 common shares, 6,000,000 Series II preference shares, 10,651,697 stock options and a total of 7,485,141 time-based restricted share units and performance restricted share units. We have also issued a Thomson Reuters Founders Share which enables Thomson Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles.

Public securities filings and regulatory announcements

You may access other information about our company, including our 2015 annual report (which contains information required in an annual information form) and our other disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC at www.sec.gov.

Cautionary note concerning factors that may affect future results

Certain statements in this management’s discussion and analysis are forward-looking, including, but not limited to, statements about our 2016 expectations in the “Overview” and “Outlook” sections and statements regarding timing, the estimated amount of, and the use of net proceeds from a sale of our Intellectual Property & Science business, our view regarding the resolution of a tax matter with the IRS, our expectation of 2016 core corporate expenses, 2017 adjusted EPS, and 2016 opportunities and challenges for our business segments (notably, statements regarding Financial & Risk’s total revenue growth, commercial pricing adjustments, recoveries revenues and its impact on EBITDA and segment operating profit, as well as on consolidated adjusted EBITDA, underlying operating profit and free cash flow, the Legal segment’s Solutions and U.S. print revenue performance, and the Tax & Accounting segment’s revenues and margins). The words “expect”, “target” and “will” and similar expressions identify forward-looking statements. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Certain factors that could cause actual results or events to differ materially from current expectations are discussed in the “Outlook” section above. Additional factors are discussed in the “Risk Factors” section of our 2015 annual report and in materials that we from time to time file with, or furnish to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that any forward-looking statement will materialize. Our outlook is provided for the purpose of providing information about current expectations for 2016. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements, which reflect our expectations only as of the date of this management’s discussion and analysis. Except as may be required by applicable law, we disclaim any obligation to update or revise any forward-looking statements.

APPENDIX A

Non-IFRS financial measures

We use non-IFRS financial measures as supplemental indicators of our operating performance and financial position. Additionally, we use non-IFRS measures as performance metrics as the basis for management incentive programs. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies. Except for free cash flow, all our non-IFRS measures exclude the results of our Intellectual Property & Science business, which is reported as a discontinued operation.

The following table sets forth our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance. Reconciliations for the most directly comparable IFRS measure are reflected in our management’s discussion and analysis. When we report our results for the third quarter of 2016, we plan to redefine adjusted earnings and adjusted EPS relating to certain tax computations to better align these definitions with current market practices and to reflect guidance recently issued by the U.S. Securities and Exchange Commission. Please see Appendix C to this management’s discussion and analysis for further information.

HOW WE DEFINE IT	WHY WE USE IT AND WHY IT IS USEFUL TO INVESTORS	MOST DIRECTLY COMPARABLE IFRS MEASURE / RECONCILIATION
Underlying operating profit and the related margin
Operating profit from reportable segments and Corporate & Other. The related margin is expressed as a percentage of revenues.	Provides a basis to evaluate operating profitability and performance trends, excluding the impact of items which distort the performance of our operations.	Operating profit
Adjusted EBITDA and the related margin
Underlying operating profit excluding the related depreciation and amortization of computer software. The related margin is expressed as a percentage of revenues.	Provides a measure commonly reported and widely used by investors as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric.	Earnings (loss) from continuing operations
Adjusted EBITDA less capital expenditures and the related margin
Adjusted EBITDA less capital expenditures, less proceeds from disposals. The related margin is expressed as a percentage of revenues.	Provides a basis for evaluating the operating profitability and capital intensity of a business in a single measure. This measure captures investments regardless of whether they are expensed or capitalized.	Earnings (loss) from continuing operations
Adjusted earnings and adjusted EPS

Earnings (loss) attributable to common shareholders and per share:

•      excluding the pre-tax impacts of amortization of other identifiable intangible assets; and

•     the post-tax impacts of fair value adjustments, other operating gains and losses, certain impairment charges, other net finance costs or income, our share of post-tax earnings or losses in equity method investments, discontinued operations and other items affecting comparability.

•      We also deduct dividends declared on preference shares; and

	Provides a more comparable basis to analyze earnings and is also a measure commonly used by shareholders to measure our performance.	Earnings (loss) attributable to common shareholders and diluted earnings (loss) per share attributable to common shareholders amortization of the tax charges associated with the consolidation of ownership and management of technology and content assets. For the non-IFRS measure, the majority of the charges are amortized over seven years, the period over which the tax is expected to be paid.

Adjusted EPS is calculated using diluted weighted-average shares.

We believe this treatment more accurately reflects our tax position because the tax liability is associated with ongoing tax implications from the consolidation of these assets.

HOW WE DEFINE IT	WHY WE USE IT AND WHY IT IS USEFUL TO INVESTORS	MOST DIRECTLY COMPARABLE IFRS MEASURE / RECONCILIATION
Adjusted earnings and adjusted EPS (continued)

In interim periods, we also adjust our reported earnings and earnings per share to reflect a normalized effective tax rate. Specifically, the normalized effective rate is computed as the estimated full-year effective tax rate applied to pre-tax adjusted earnings of the interim period. The reported effective tax rate is based on separate annual effective income tax rates for each taxing jurisdiction that are applied to each interim period’s pre-tax income.

Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year, our effective tax rate computed in accordance with IFRS may be more volatile by quarter. Therefore, we believe that using the expected full-year effective tax rate provides more comparability among interim periods. The adjustment to normalize the effective tax rate reallocates estimated full-year income taxes between interim periods, but has no effect on full-year tax expense or on cash taxes paid.
Net debt

Total indebtedness, including the associated fair value of hedging instruments, but excluding the associated unamortized transaction costs and premiums or discounts and the interest-related fair value component of hedging instruments, less cash and cash equivalents.

Provides a commonly used measure of a company’s leverage.

Given that we hedge some of our debt to reduce risk, we include hedging instruments as we believe it provides a better measure of the total obligation associated with our outstanding debt. However, because we intend to hold our debt and related hedges to maturity, we do not consider the interest components of the associated fair value of hedges in our measurements. We reduce gross indebtedness by cash and cash equivalents.

Total debt (current indebtedness plus long-term indebtedness)
Free cash flow (includes free cash flow from continuing and discontinued operations)
Net cash provided by operating activities, and other investing activities, less capital expenditures, dividends paid on our preference shares, and dividends paid to non-controlling interests.	Helps assess our ability, over the long term, to create value for our shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and new acquisitions.	Net cash provided by operating activities
Changes before the impact of foreign currency or at “constant currency”

Applicable measures where changes are reported before the impact of foreign currency or at “constant currency”

IFRS Measures:

•      Revenues

•      Operating expenses

Non-IFRS Measures:

•      Underlying operating profit

•      Underlying operating profit margin

•     Adjusted EBITDA

•     Adjusted EBITDA margin

•      Adjusted EPS

Provides better comparability of business trends from period to period.

Our reporting currency is the U.S. dollar. However, we conduct a significant amount of our activities in currencies other than the U.S. dollar. We measure our performance before the impact of foreign currency (or at “constant currency”), which means that we apply the same foreign currency exchange rates for the current and equivalent prior period. To calculate the foreign currency impact between periods, we convert the current and equivalent prior period’s local currency results using the same foreign currency exchange rate.

For each non-IFRS measure, refer to the definitions above for most directly comparable IFRS measure.

APPENDIX B

This appendix provides reconciliations that are not presented elsewhere in this management’s discussion and analysis for certain non-IFRS measures to the most directly comparable IFRS measure for the three and six months ended June 30, 2016 and 2015.

Reconciliation of earnings from continuing operations to adjusted EBITDA and adjusted EBITDA less capital expenditures

	THREE MONTHS ENDED JUNE 30,			SIX MONTHS ENDED JUNE 30,
(millions of U.S. dollars, except margins)	2016	2015	CHANGE	2016	2015	CHANGE
Earnings from continuing operations	304	226	35%	514	506	2%
Adjustments to remove:
Tax expense (benefit)	2	10		(24)	35
Other finance (income) costs	(9)	5		25	(39)
Net interest expense	103	107		196	212
Amortization of other identifiable intangible assets	132	140		260	280
Amortization of computer software	172	176		341	356
Depreciation	80	85		161	178
EBITDA	784	749		1,473	1,528
Adjustments to remove:
Share of post-tax losses (earnings) in equity method investments	1	(3)		-	(7)
Other operating gains, net	(7)	(35)		(11)	(23)
Fair value adjustments	(21)	60		43	7
Adjusted EBITDA	757	771	(2%)	1,505	1,505	-
Deduct: Capital expenditures, less proceeds from disposals	212	210		445	500
Adjusted EBITDA less capital expenditures	545	561	(3%)	1,060	1,005	5%
Adjusted EBITDA margin	27.3%	27.5%	(20)bp	27.1%	26.8%	30bp
Adjusted EBITDA less capital expenditures margin	19.7%	20.0%	(30)bp	19.1%	17.9%	120bp

Reconciliation of underlying operating profit to adjusted EBITDA by segment

	THREE MONTHS ENDED JUNE 30, 2016			THREE MONTHS ENDED JUNE 30, 2015
(millions of U.S. dollars)	Underlying operating profit	Add: Depreciation and amortization of computer software	Adjusted EBITDA	Underlying operating profit	Add: Depreciation and amortization of computer software	Adjusted EBITDA
Financial & Risk	297	146	443	274	156	430
Legal	247	63	310	259	62	321
Tax & Accounting	55	27	82	63	27	90
Corporate & Other (includes Reuters News)	(94)	16	(78)	(86)	16	(70)
Total	505	252	757	510	261	771

Reconciliation of underlying operating profit to adjusted EBITDA by segment (continued)

	SIX MONTHS ENDED JUNE 30, 2016			SIX MONTHS ENDED JUNE 30, 2015
(millions of U.S. dollars)	Underlying operating profit	Add: Depreciation and amortization of computer software	Adjusted EBITDA	Underlying operating profit	Add: Depreciation and amortization of computer software	Adjusted EBITDA
Financial & Risk	592	288	880	515	316	831
Legal	485	123	608	478	129	607
Tax & Accounting	138	58	196	161	55	216
Corporate & Other (includes Reuters News)	(212)	33	(179)	(183)	34	(149)
Total	1,003	502	1,505	971	534	1,505

Reconciliation of changes in segment and consolidated revenues, adjusted EBITDA, underlying operating profit and the related margins, and consolidated operating expenses and adjusted EPS, excluding the effects of foreign currency

	THREE MONTHS ENDED JUNE 30,		CHANGE
(millions of U.S. dollars)	2016	2015	Total	Foreign currency	Constant currency
Revenues
Financial & Risk	1,524	1,552	(2%)	(1%)	(1%)
Legal	846	852	(1%)	(2%)	1%
Tax & Accounting	324	327	(1%)	(2%)	1%
Corporate & Other	79	74	7%	-	7%
Eliminations	(4)	(3)
Consolidated revenues	2,769	2,802	(1%)	(1%)	-

	THREE MONTHS ENDED JUNE 30,		CHANGE
(millions of U.S. dollars, except margins)	2016	2015	Total	Foreign currency	Constant currency
Adjusted EBITDA
Financial & Risk	443	430	3%	1%	2%
Legal	310	321	(3%)	(1%)	(2%)
Tax & Accounting	82	90	(9%)	2%	(11%)
Corporate & Other	(78)	(70)	n/a	n/a	n/a
Consolidated adjusted EBITDA	757	771	(2%)	-	(2%)

Adjusted EBITDA Margin
Financial & Risk	29.1%	27.7%	140bp	50bp	90bp
Legal	36.6%	37.7%	(110)bp	-	(110)bp
Tax & Accounting	25.3%	27.5%	(220)bp	120bp	(340)bp
Corporate & Other	n/a	n/a	n/a	n/a	n/a
Consolidated adjusted EBITDA margin	27.3%	27.5%	(20)bp	40bp	(60)bp

Reconciliation of changes in segment and consolidated revenues, adjusted EBITDA, underlying operating profit and the related margins, and consolidated operating expenses and adjusted EPS, excluding the effects of foreign currency (continued)

	THREE MONTHS ENDED JUNE 30,		CHANGE
(millions of U.S. dollars, except margins)	2016	2015	Total	Foreign currency	Constant currency
Underlying Operating Profit
Financial & Risk	297	274	8%	2%	6%
Legal	247	259	(5%)	(2%)	(3%)
Tax & Accounting	55	63	(13%)	1%	(14%)
Corporate & Other	(94)	(86)	n/a	n/a	n/a
Consolidated underlying operating profit	505	510	(1%)	1%	(2%)

Underlying Operating Profit Margin
Financial & Risk	19.5%	17.7%	180bp	50bp	130bp
Legal	29.2%	30.4%	(120)bp	-	(120)bp
Tax & Accounting	17.0%	19.3%	(230)bp	60bp	(290)bp
Corporate & Other	n/a	n/a	n/a	n/a	n/a
Consolidated underlying operating profit margin	18.2%	18.2%	-	30bp	(30)bp

	THREE MONTHS ENDED JUNE 30,		CHANGE
(millions of U.S. dollars, except per share amounts)	2016	2015	Total	Foreign currency	Constant currency
Consolidated operating expenses	1,991	2,091	(5%)	(6%)	1%
Consolidated adjusted EPS	$0.50	$0.45	11%	2%	9%

	SIX MONTHS ENDED JUNE 30,		CHANGE
(millions of U.S. dollars)	2016	2015	Total	Foreign currency	Constant currency
Revenues
Financial & Risk	3,033	3,104	(2%)	(1%)	(1%)
Legal	1,668	1,676	-	(1%)	1%
Tax & Accounting	713	700	2%	(3%)	5%
Corporate & Other	154	148	4%	(1%)	5%
Eliminations	(6)	(5)
Consolidated revenues	5,562	5,623	(1%)	(2%)	1%

Reconciliation of changes in segment and consolidated revenues, adjusted EBITDA, underlying operating profit and the related margins, and consolidated operating expenses and adjusted EPS, excluding the effects of foreign currency (continued)

	SIX MONTHS ENDED JUNE 30,		CHANGE
(millions of U.S. dollars, except margins)	2016	2015	Total	Foreign currency	Constant currency
Adjusted EBITDA
Financial & Risk	880	831	6%	-	6%
Legal	608	607	-	-	-
Tax & Accounting	196	216	(9%)	2%	(11%)
Corporate & Other	(179)	(149)	n/a	n/a	n/a
Consolidated adjusted EBITDA	1,505	1,505	-	-	-

Adjusted EBITDA Margin
Financial & Risk	29.0%	26.8%	220bp	50bp	170bp
Legal	36.5%	36.2%	30bp	70bp	(40)bp
Tax & Accounting	27.5%	30.9%	(340)bp	120bp	(460)bp
Corporate & Other	n/a	n/a	n/a	n/a	n/a
Consolidated adjusted EBITDA margin	27.1%	26.8%	30bp	50bp	(20)bp

	SIX MONTHS ENDED JUNE 30,		CHANGE
(millions of U.S. dollars, except margins)	2016	2015	Total	Foreign currency	Constant currency
Underlying Operating Profit
Financial & Risk	592	515	15%	1%	14%
Legal	485	478	1%	-	1%
Tax & Accounting	138	161	(14%)	2%	(16%)
Corporate & Other	(212)	(183)	n/a	n/a	n/a
Consolidated underlying operating profit	1,003	971	3%	1%	2%

Underlying Operating Profit Margin
Financial & Risk	19.5%	16.6%	290bp	30bp	260bp
Legal	29.1%	28.5%	60bp	70bp	(10)bp
Tax & Accounting	19.4%	23.0%	(360)bp	110bp	(470)bp
Corporate & Other	n/a	n/a	n/a	n/a	n/a
Consolidated underlying operating profit margin	18.0%	17.3%	70bp	40bp	30bp

	SIX MONTHS ENDED JUNE 30,		CHANGE
(millions of U.S. dollars, except per share amounts)	2016	2015	Total	Foreign currency	Constant currency
Consolidated operating expenses	4,100	4,125	(1%)	(2%)	1%
Consolidated adjusted EPS	$0.98	$0.84	17%	3%	14%

APPENDIX C

Adjusted earnings and adjusted EPS

When we report our results for the third quarter of 2016, we plan to redefine adjusted earnings and adjusted EPS relating to certain tax computations to better align these definitions with current market practices and to reflect guidance recently issued by the U.S. Securities and Exchange Commission. These changes will not impact revenue, adjusted EBITDA, underlying operating profit or free cash flow.

Our modified definitions of adjusted earnings and adjusted EPS will reflect the following changes:

•	Tax effect of amortization of other identifiable intangible assets – we will remove the post-tax impact of amortization of other identifiable intangible assets. We previously removed the amortization of other identifiable intangible assets on a pre-tax basis.
•	Tax charge amortization – we will no longer amortize the tax charge generated from our 2013 sale of technology and content assets to a related subsidiary over seven years.

To illustrate the impact of these changes, we have set forth below reconciliations from earnings attributable to common shareholders to adjusted earnings and adjusted EPS as currently defined and on a redefined basis for the three and six months ended June 30, 2016 and 2015.

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
(millions of U.S. dollars, except per share amounts and share data)	2016	2015	2016	2015
Earnings attributable to common shareholders	337	262	599	567
Adjustments to remove:
Fair value adjustments	(21)	60	43	7
Other operating gains, net	(7)	(35)	(11)	(23)
Other finance (income) costs	(9)	5	25	(39)
Share of post-tax losses (earnings) in equity method investments	1	(3)	-	(7)
Tax on above items	(1)	(12)	(26)	2
Tax items impacting comparability	13	4	6	(2)
Amortization of other identifiable intangible assets	132	140	260	280
Earnings from discontinued operations, net of tax	(46)	(55)	(108)	(95)
Interim period effective tax rate normalization	(9)	5	(14)	6
Tax charge amortization	(16)	(16)	(32)	(32)
Dividends declared on preference shares	-	-	(1)	(1)
Adjusted earnings – current	374	355	741	663
Remove:
Deferred tax benefit on amortization of other identifiable intangible assets	(33)	(36)	(65)	(72)
Tax charge amortization	16	16	32	32
Adjusted earnings – redefined	357	335	708	623

Adjusted EPS – current	$0.50	$0.45	$0.98	$0.84
Remove:
Deferred tax benefit on amortization of other identifiable intangible assets	(0.05)	(0.05)	(0.09)	(0.09)
Tax charge amortization	0.02	0.02	0.04	0.04
Adjusted EPS – redefined	$0.47	$0.42	$0.93	$0.79
Diluted weighted-average common shares (millions)	753.4	788.9	757.8	793.2

APPENDIX D

Quarterly information (unaudited)

The following table presents a summary of our consolidated results for the eight most recent quarters.

	QUARTER ENDED MARCH 31,		QUARTER ENDED JUNE 30,		QUARTER ENDED SEPTEMBER 30,		QUARTER ENDED DECEMBER 31,
(millions of U.S. dollars, except per share amounts)	2016	2015	2016	2015	2015	2014	2015	2014
Revenues	2,793	2,821	2,769	2,802	2,747	2,873	2,887	2,955
Operating profit	310	362	401	345	362	411	428	1,268
Earnings from continuing operations	210	280	304	226	239	196	352	1,091
Earnings from discontinued operations, net of tax	62	40	46	55	54	54	65	66
Net earnings	272	320	350	281	293	250	417	1,157
Earnings attributable to common shareholders	262	305	337	262	280	231	408	1,147
Dividends declared on preference shares	(1)	(1)	-	-	(1)	(1)	-	(1)
Basic earnings per share
From continuing operations	$0.26	$0.33	$0.39	$0.26	$0.29	$0.22	$0.45	$1.35
From discontinued operations	0.08	0.05	0.06	0.07	0.07	0.07	0.08	0.08
	$0.34	$0.38	$0.45	$0.33	$0.36	$0.29	$0.53	$1.43
Diluted earnings per share
From continuing operations	$0.26	$0.33	$0.39	$0.26	$0.29	$0.22	$0.45	$1.34
From discontinued operations	0.08	0.05	0.06	0.07	0.07	0.06	0.08	0.09
	$0.34	$0.38	$0.45	$0.33	$0.36	$0.28	$0.53	$1.43

Our revenues and operating profit on a consolidated basis do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over a contract term and our costs are generally incurred evenly throughout the year. However, our non-recurring revenues can cause changes in our performance from quarter to consecutive quarter. Additionally, the release of certain print-based offerings can be seasonal as can certain product releases for the regulatory markets, which tend to be concentrated at the end of the year. Our quarterly performance may also be impacted by volatile foreign currency exchange rates. As a consequence, the results of certain of our segments can be impacted by seasonality to a greater extent than our consolidated revenues and operating profit.

Revenues — In all periods, the revenue declines were attributable to the negative impact of foreign currency.

On a constant currency basis, revenues for all quarters grew by low single digits as combined growth from our Legal and Tax & Accounting segments was offset by our Financial & Risk segment. Financial & Risk’s revenue performance declined slightly in the first and second quarters of 2016, and was essentially unchanged for each remaining quarter. Financial & Risk’s revenue performance over all periods reflected the positive impacts of improving net sales and annual price increases balanced against declines in recoveries revenues and the negative impact of commercial pricing adjustments associated with the migration of certain customers to new products. Acquisitions did not have a meaningful impact on revenue performance over the last four quarters.

Operating profit — Operating profit increased in the second quarter of 2016, and decreased in the first quarter of 2016 and the third quarter of 2015. The changes in operating profit in each of these quarters was primarily due to the impact of fair value adjustments associated with foreign currency embedded derivatives in certain customer contracts. Fair value adjustments were favorable in the second quarter of 2016, but unfavorable in the first quarter of 2016 and the third quarter of 2015. The significant decrease in operating profit in the fourth quarter of 2015 was primarily due to a $931 million gain recorded in the prior-year period from the release of accumulated foreign currency translation adjustments from shareholders’ equity. The gain was triggered by the loss of control of a subsidiary, which involved the settlement of an intercompany loan that had been considered permanent.

Net earnings — Net earnings increased in the second quarter of 2016 due to higher operating profit, but declined in the first quarter of 2016 and the fourth quarter of 2015 due to lower operating profit, as discussed above. Net earnings increased in the third quarter of 2015, despite lower operating profit, due to lower net financing costs and income tax expense.